FNBH BANCORP INC
101 East Grand River
P.O. Box 800
Howell, Michigan  48844-0800

BY EDGAR

November 22, 2011

Christian Windsor, Special Counsel
Securities and Exchange Commission
Washington, D.C. 20549

Re:
FNBH Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Form 10-Qs for the Fiscal Quarters Ended
March 31, 2011 and June 30, 2011
Filed May 16, 2011 and August 16, 2011
File No. 000-25752

Dear Mr. Windsor,

We are in receipt of your comment letter dated November 7, 2011 (the “Comment Letter”).  The Comment Letter requests a response within 10 business days or “by advising us when you will provide the requested response.”  The purpose of this letter is to formally advise you that we will respond to your letter no later than Friday, December 9, 2011.  The reason for this response time is because we experienced delays in filing our Form 10-Q for the third quarter of 2011 and have not fully had the opportunity to address the Comment Letter.  The additional time for response will allow us to more thoroughly address and respond to your request.

I understand this response time has been confirmed in a phone call by our legal counsel with you on Monday, November 21, 2011.

If you have any questions, please contact me at 517-545-2213 or at mhuber@fnbh.com, or our legal counsel, Kimberly Baber, at 616-336-6851 or kababer@varnumlaw.com.

Sincerely,

Mark J. Huber
Chief Financial Officer